

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2020

Brian Doxtator
Chief Executive Officer
Commonwealth Thoroughbreds LLC
1450 North Broadway
Lexington, Kentucky 40505

>   **Re: Commonwealth Thoroughbreds LLC**
>   **Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed March 3, 2020**
>   **File No. 024-11130**

Dear Mr. Doxtator:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Offering Statement on Form 1-A filed March 3, 2020

General

1. We note that section 8.b. of your subscription agreement contains a provision stating that "[e]ach party to this Agreement hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this agreement or the transactions contemplated hereby." Please amend your filing to clearly disclose whether this provision applies to federal securities law claims, and amend your risk factor disclosure accordingly. In this regard, we note that your risk factor disclosure on page 35 already highlights risks related to a jury trial waiver provision in your operating agreement, but not in your subscription agreement. If this provision is not intended to apply to federal securities law claims, please amend your exhibit to state the same, or tell us how you will inform future investors of this limitation.

Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alan K. MacDonald